Exhibit 99.3

HONEYWELL INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per share amounts)

		Year Ended December 31, 2016
	Affected Line in the Consolidated Statement of Operations
	Product Sales	Cost of Products Sold	Cost of Services Sold	Selling, General and Administrative Expenses	Total
Amortization of Pension and Other Postretirement Items:
Actuarial losses recognized	$—	$214	$44	$46	$304
Prior service (credit) recognized	—	(87)	(18)	(18)	(123)
Settlements and curtailments	—	(4)	(1)	(1)	(6)
Losses (gains) on cash flow hedges	3	16	3	(5)	17

Total before tax	$3	$139	$28	$22	$192

Tax expense (benefit)					(34)

Total reclassifications for the period, net of tax					$158

Note 18. Stock-Based Compensation Plans

The 2016 Stock Incentive Plan of Honeywell International Inc. and its Affiliates (2016 Plan) and 2016 Stock Plan for Non-Employee Directors of Honeywell International Inc (2016 Directors Plan) were both approved by the shareowners at the Annual Meeting of Shareowners effective on April 25, 2016. Following approval of both plans, we have not and will not grant any new awards under any previously existing stock-based compensation plans. At December 31, 2017, there were 42,025,990, and 924,694 shares of Honeywell common stock available for future grants under terms of the 2016 Plan and 2016 Directors Plan, respectively.

Stock Options—The exercise price, term and other conditions applicable to each option granted under our stock plans are generally determined by the Management Development and Compensation Committee of the Board. The exercise price of stock options is set on the grant date and may not be less than the fair market value per share of our stock on that date. The fair value is recognized as an expense over the employee’s requisite service period (generally the vesting period of the award). Options generally vest over a four-year period and expire after ten years.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatility is based on implied volatilities from traded options on our common stock and historical volatility of our common stock. We used a Monte Carlo simulation model to derive an expected term which represents an estimate of the time options are expected to remain outstanding. Such model uses historical data to estimate option exercise activity and post-vest termination behavior. The risk-free rate for periods within the contractual life of the option is based on the U.S. treasury yield curve in effect at the time of grant.

The following table summarizes the impact to the Consolidated Statement of Operations from stock options:

	Years Ended December 31,
	2017	2016	2015
Compensation expense	$79	$87	$78
Future income tax benefit recognized	17	29	26

HONEYWELL INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per share amounts)

The following table sets forth fair value per share information, including related weighted-average assumptions, used to determine compensation cost.

	Years Ended December 31,
	2017	2016	2015
Weighted average fair value per share of options granted during the year(1)	$16.68	$15.59	$17.21
Assumptions:
Expected annual dividend yield	2.81%	2.92%	1.98%
Expected volatility	18.96%	23.07%	21.55%
Risk-free rate of return	2.02%	1.29%	1.61%
Expected option term (years)	5.04	4.97	4.96

(1)	Estimated on date of grant using Black-Scholes option-pricing model.

The following table summarizes information about stock option activity for the three years ended December 31, 2017:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2014	29,495,612	61.80
Granted	5,967,256	103.87
Exercised	(4,190,298)	53.40
Lapsed or canceled	(703,132)	84.31

Outstanding at December 31, 2015	30,569,438	70.76
Granted	6,281,053	103.51
Exercised	(7,075,852)	57.41
Lapsed or canceled	(1,107,339)	96.81

Outstanding at December 31, 2016	28,667,300	79.57
Granted	5,098,569	125.16
Exercised	(8,840,019)	62.34
Lapsed or canceled	(1,516,557)	109.04

Outstanding at December 31, 2017	23,409,293	$94.16

Vested and expected to vest at December 31, 2017(1)	21,979,487	$92.58

Exercisable at December 31, 2017	12,288,854	$78.35

(1)	Represents the sum of vested options of 12.3 million and expected to vest options of 9.7 million. Expected to vest options are derived by applying the pre-vesting forfeiture rate assumption to total outstanding unvested options of 11.2 million.

HONEYWELL INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per share amounts)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2017:

	Options Outstanding				Options Exercisable
Range of Exercise prices	Number Outstanding	Weighted Average Life(1)	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value
$28.19–$64.99	4,204,045	3.38	$54.75	$415	4,204,045	$54.75	$415
$65.00–$89.99	2,402,025	5.17	69.59	201	2,401,220	69.59	201
$90.00–$99.99	3,189,936	6.16	93.41	191	2,239,440	93.41	134
$100.00–$114.99	8,974,559	7.71	103.45	448	3,427,616	103.37	172
$115.00–$134.00	4,638,728	9.17	125.15	131	16,533	124.20	—

	23,409,293	6.75	94.16	$1,386	12,288,854	78.35	$922

(1)	Average remaining contractual life in years.

There were 15,536,961, and 17,202,377 options exercisable at weighted average exercise prices of $63.39 and $55.11 at December 31, 2016 and 2015.

The following table summarizes the financial statement impact from stock options exercised:

	Years Ended December 31,
Options Exercised	2017	2016	2015
Intrinsic value(1)	$620	$395	$210
Tax benefit realized	221	137	73

(1)	Represents the amount by which the stock price exceeded the exercise price of the options on the date of exercise.

At December 31, 2017 there was $108 million of total unrecognized compensation cost related to non-vested stock option awards which is expected to be recognized over a weighted-average period of 2.32 years. The total fair value of options vested during 2017, 2016 and 2015 was $87 million, $76 million and $73 million.

Restricted Stock Units—Restricted stock unit (RSU) awards entitle the holder to receive one share of common stock for each unit when the units vest. RSUs are issued to certain key employees and directors as compensation at fair market value at the date of grant. RSUs typically become fully vested over periods ranging from three to seven years and are payable in Honeywell common stock upon vesting.

HONEYWELL INTERNATIONAL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Dollars in millions, except per share amounts)

The following table summarizes information about RSU activity for the three years ended December 31, 2017:

	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value Per Share
Non-vested at December 31, 2014	5,899,194	70.32
Granted	1,190,406	103.04
Vested	(1,681,342)	56.38
Forfeited	(426,670)	77.73

Non-vested at December 31, 2015	4,981,588	82.18
Granted	1,364,469	110.49
Vested	(1,486,173)	68.58
Forfeited	(392,541)	88.88

Non-vested at December 31, 2016	4,467,343	94.17
Granted	1,274,791	129.71
Vested	(1,289,892)	81.37
Forfeited	(505,415)	103.06

Non-vested at December 31, 2017	3,946,827	$108.60

As of December 31, 2017, there was approximately $210 million of total unrecognized compensation cost related to non-vested RSUs granted under our stock plans which is expected to be recognized over a weighted-average period of 3.15 years.

The following table summarizes the impact to the Consolidated Statement of Operations from RSUs:

	Years Ended December 31,
	2017	2016	2015
Compensation expense	$97	$97	$97
Future income tax benefit recognized	19	30	29

Note 19. Commitments and Contingencies

Environmental Matters

We are subject to various federal, state, local and foreign government requirements relating to the protection of the environment. We believe that, as a general matter, our policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and personal injury and that our handling, manufacture, use and disposal of hazardous substances are in accordance with environmental and safety laws and regulations. However, mainly because of past operations and operations of predecessor companies, we, like other companies engaged in similar businesses, have incurred remedial response and voluntary cleanup costs for site contamination and are a party to lawsuits and claims associated with environmental and safety matters, including past production of products containing hazardous substances. Additional lawsuits, claims and costs involving environmental matters are likely to continue to arise in the future.

With respect to environmental matters involving site contamination, we continually conduct studies, individually or jointly with other potentially responsible parties, to determine the feasibility of various remedial techniques. It is our policy to record appropriate liabilities for environmental matters when remedial efforts or damage claim payments are probable and the costs can be reasonably estimated. Such liabilities are based on our best estimate of the undiscounted future costs required to complete the remedial work. The recorded liabilities are adjusted periodically as remediation efforts

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